Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Years Ended December 31,				Three Months
	Predecessor 2011	Predecessor 2012	2013	2014	Ended March 31, 2015
Net Loss	$(3,325)	$(2,855)	$(2,636)	$(4,418)	$(448)
Adjustment for equity investees	—	—	—	(95)	(26)
Net loss before adjustment for equity investees	(3,325)	(2,855)	(2,636)	(4,513)	(474)

Plus fixed charges:
Interest Expense	$4,365	$4,270	$3,785	$5,988	$1,417
Amortization and write-off of debt issuance costs	255	268	510	919	293
Estimated interest portion of rental expense	6	6	6	361	129
Peferred distribution	—	—	—	—	66
Fixed Charges	4,626	4,544	4,301	7,268	1,905
Less:
Noncontrolling interest in pre-tax earnings of subsidiaries without fixed charges	—	—	—	—	—
Earnings	$1,301	$1,689	$1,665	$2,755	$1,431
Ratio of Earnings to Fixed Charges	—	—	—	—	—